DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

September 16, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 244 to the Registration Statement on Form N-1A of DWS Mid Cap Value Fund (to be known as DWS ESG Core Equity Fund) (the “Fund”), a series of Deutsche DWS Investment Trust (the “Registrant”) (Reg. Nos. 002-13628; 811-00043)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on September 6, 2019. The Amendment was filed on behalf of the Fund on July 23, 2019, and has an effective date of September 23, 2019.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: Please update the Fund’s series and class IDs on Edgar to reflect the new name.

Response: The series and class IDs will be updated on the effective date of the name change.

2.	Comment: Please provide a completed fee table and expense examples before the effective date of the Amendment.

Response: The Registrant confirms that a completed fee table and expense examples for the Fund are set forth in the Fund’s prospectus, and were sent via email on September 16, 2019.

3.	Comment: Please advise why “Other expenses” for Class T shares are estimated.

Response: Since Class T shares are not operational as of the date of the prospectus and do not have any actual historical class-level expenses, the Registrant believes, consistent with Instruction 6(a) to Item 3 of Form N-lA, that it is appropriate to estimate other expenses that would be specific to Class T shares.

4.	Comment: Under “Management process,” one of the factors disclosed in the discussion of factors that are considered for the proprietary ESG rating is “adherence to corporate governance principles.” Please clarify what these are.

Response: The disclosure relating to “adherence to corporate governance principles” has been modified to reflect that this includes, among other things: board composition; effectiveness and independence of board members; remuneration policies; and relations with shareholders, including shareholder voting rights.

5.	Comment: Under “Management process” the prospectus states that portfolio management uses proprietary quantitative models to identify holdings for the Fund. Please disclose how the model evaluates the factors listed (e.g., does the model set quantitative thresholds for certain factors).

Response: The model does not set quantitative thresholds for certain factors, rather factors are combined in a way that portfolio management considers optimal for each industry group. The models are continually updated to capture changing factor effectiveness.

6.	Comment: The prospectus includes “Medium-sized company risk”, “Small company risk” and “Foreign investment risk” under “Main Risks.” Please confirm these are principal risks of the fund.

Response: The Fund does not expect to invest to a significant degree in small companies, mid-cap companies and foreign securities as part of its principal investment strategy. These risks have been removed as principal risks of the Fund.

7.	Comment: Please disclose if the Fund intends to concentrate in a specific industry or sector, and, if so, please identify the relevant sectors and the specific risks associated with those sectors.

Response: The Fund may at times have significant exposure to a specific sector, but has not adopted any investment policy in this regard. Risk disclosure relating to the potential impact to performance associated with focusing in a specific sector, in general, is included under “Focus risk.”

8.	Comment: The prospectus includes “Real estate securities risk” under “Main Risks.” If this is a principal risk of the Fund please add disclosure in the strategy discussion.

Response: The Fund does not expect to invest to a significant degree in real estate securities as part of its principal investment strategy. This risk has been removed as a principal risk of the Fund.

9.	Comment: The prospectus includes “Counterparty risk” under “Main Risks.” It is unclear from the principal investment strategy why this is a principal risk. Please confirm this is a principal risk of the Fund, or consider revising the strategy disclosure.

Response: Counterparty risk is included as a principal risk of the Fund because the Fund may participate in securities lending activities, which is included as a principal investment strategy.

10.	Comment: The prospectus includes “Foreign investment risk” under “Main Risks.” Please consider adding Brexit disclosure.

Response: We have updated Brexit disclosure in both the “Fund Details” section of the Prospectus and in the Statement of Additional Information.

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11.	Comment: The lead-in for Class T in the “Past Performance” section states that “Class T had not commenced operations as of the date of this prospectus;” however, the Average Annual Total Returns table shows a class inception date of 3/15/2017. Please reconcile this information.

Response: The class inception date of 3/15/17 in the performance table has been removed.

12.	Comment: In the “Fund Details” section under “Other Investment Strategies - Derivatives,” please identify the types of derivatives that the Fund may hold.

Response: Additional disclosure has been added to “Other Investment Strategies – Derivatives” to identify more specifically the types of derivatives that the Fund may use.

13.	Comment: In the “Other Policies and Risks” section, there is a bullet that states “The Fund may trade actively.” Since there is “Active trading risk” in the “Main Risks” section, please consider whether this is necessary under “Other Policies and Risks”.

Response: Disclosure in the “Other Policies and Risks” section has been updated to remove disclosure that states “The Fund may trade actively”, and “Active trading risk” remains as a principal risk.

14.	Comment: Under “Management Fee” in the “Fund Details” section of the prospectus, contractual fee waivers are noted for all of the Fund’s share classes. However, the paragraph under the Annual Fund Operating Expenses table on Page 1 only identifies the fee waivers applicable for Class T and Class R. Please confirm that the disclosure in both locations is correct.

Response: The Registrant confirms that the disclosure in both locations is correct.

15.	Comment: In Appendix I-A to the Statement of Additional Information, please ensure that the correct Fund name appears in all tables.

Response: All references to the Fund have been corrected to reflect the new Fund name.

16.	Comment: Where Exhibit (d)(4) is mentioned in Part C of the filing, correct the reference to the Fund name where it states that the Fund is “now known as DWS Mid Cap Value Fund”.

Response: The reference has been revised.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc. John Marten, Esq., Vedder Price PC

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